UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Senesco Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

817208 40 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817208 40 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Forbes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 903,498

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 903,498

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,498

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.39%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The issuer of the securities to which this statement relates is Senesco Technologies, Inc., a Delaware corporation.
	(b)	Address of Issuer’s Principal Executive Offices The issuer’s principal executive offices are located at 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

Item 2.
	(a)	Name of Person Filing The person filing is Christopher Forbes.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office is c/o Forbes, Inc., 60 Fifth Avenue, New York, New York 10011.
	(c)	Citizenship The citizenship is U.S.A.
	(d)	Title of Class of Securities The title of the class of securities is common stock, $0.01 par value.
	(e)	CUSIP Number The CUSIP number is 817208 40 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
The filing categories pursuant to Rule 13d-1(b), or 13d-2(b) or (c) are not applicable to Christopher Forbes.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The number of shares beneficially owned by Christopher Forbes is 903,498, which includes 323,929 shares subject to warrants or options which are currently exercisable or exercisable within 60 days after December 31, 2004.

(b) Percent of class: The percent of the class held by Christopher Forbes is 6.39%.
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Christopher Forbes has sole power to vote or to direct the vote of 903,498 shares, assuming the exercise of his warrants and options which are currently exercisable or exercisable within 60 days after December 31, 2004.

(ii) Shared power to vote or to direct the vote The shared power to vote or to direct the vote of shares is not applicable.
(iii)

Sole power to dispose or to direct the disposition of

Christopher Forbes has sole power to dispose or to direct the disposition of 903,498 shares, assuming the exercise of his warrants and options which are currently exercisable or exercisable within 60 days after December 31, 2004.

(iv) Shared power to dispose or to direct the disposition of The shared power to dispose or to direct the disposition of shares is not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Christopher Forbes
Signature
Christopher Forbes/Stockholder
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).